82-34857

06010646

.3, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Termination of Preparations for Establishing a Bank

Fullcast Co., Ltd. has decided, at the board of directors' meeting held on January 23, 2006, to cancel our plan to establish a bank, which was announced on July 25, 2005.

Details

1. The reason for canceling the plan
   Fullcast had been working on giving shape to a plan for establishing a bank with the primary aim of offering financial products and services to young individuals, or funds to small- and medium-size or venture businesses and analyzing the feasibility since we announced the plan in July 2005. Due to the reasons given below, however, we decided to scrap the plan:

   (1) As on the back of an earnings recovery, more and more existing banks gain access to the market segment targeting small- and medium-size and venture businesses that we aimed at, competition has intensified. Given changes which occurred to the business environment, including the aforementioned, it is safe to judge that uncertainty is growing, which makes it difficult for us to set ourselves apart from competitors and to ensure the competitive edge against them; thereby establishing the revenue base in early stages in this segment.

   (2) We will be able to shore up financial support to those in the young age bracket, which is one of the objectives, by bolstering our financing and credit card operations through a financial subsidiary we have already owned in the Fullcast group.

2. Summary of the preparatory entity for establishing a bank

(1) Trade name:	Fullcast Partners Co., Ltd.
(2) Representative:	Takehito Hirano, President and Representative Director
(3) Location of the head office:	Shibuya Ward, Tokyo
(4) Date of establishment:	August 2005
(5) Capitalized at:	100 million yen
(6) Stockholder composition:	Wholly owned by Fullcast Co., Ltd.

3. Future outlook
   The entity to prepare for establishing a new bank had been excluded from the scope of consolidation as we anticipated that its control will be temporarily exerted in the initial stage of establishment. For this reason, no numbers involved in its operational performance are included into any of our projected consolidated operating results for the first half of fiscal 2006 ending September 2006, projected consolidated operating results for fiscal 2006, and medium-term business plan.

   Therefore, there are no changes to be made to our projected operating results for the fiscal year ending September 2006.

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